UBS Group AG

Bahnhofstrasse 45,

8001 Zurich, Switzerland

Credit Suisse AG

Paradeplatz 8,

8001 Zurich, Switzerland

Credit Suisse (USA), Inc.

Eleven Madison Avenue

New York, New York 10010

June 14, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ms. Tonya K. Aldave

Re:	UBS Group AG Registration Statement on Form F-3, as amended File No. 333-272452

Dear Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UBS Group AG, Credit Suisse AG and Credit Suisse (USA), Inc. hereby respectfully request that the effectiveness of the above-referenced Registration Statement on Form F-3 be accelerated so that it will be declared effective at 9:30 a.m. Eastern Time on June 15, 2023, or as soon as practicable thereafter.

*            *            *

U.S. Securities and Exchange Commission	-2-

Please do not hesitate to contact John Horsfield-Bradbury of Sullivan & Cromwell LLP by telephone (+44 20 7959 8491) or email (horsfieldbradburyj@sullcrom.com) with any questions or comments regarding this filing.

In addition, please inform Mr. Horsfield-Bradbury when this request for acceleration has been granted.

Very truly yours,

UBS Group AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Ella Campi
Name:	Ella Campi
Title:	Executive Director

Credit Suisse AG

By:	/s/ Christopher Chadie
Name:	Christopher Chadie
Title:	Authorized Person

By:	/s/ Noah Lee
Name:	Noah Lee
Title:	Authorized Person

Credit Suisse (USA), Inc.

By:	/s/ Christopher Chadie
Name:	Christopher Chadie
Title:	Assistant Treasurer

U.S. Securities and Exchange Commission	-3-

cc:	Federica Pisacane-Rohde
(UBS Group AG)

John Horsfield-Bradbury
(Sullivan & Cromwell LLP)

Jennifer Knesel Beaudry
(Credit Suisse AG)

Sebastian R. Sperber
(Cleary Gottlieb Steen & Hamilton LLP)